PSM Holdings, Inc.

5900 Mosteller Drive

Oklahoma City, OK 73112

(405) 753-1900

July 3, 2014

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

Washington, DC 20549

Re:          PSM Holdings, Inc.

Preliminary Proxy-Statement on Schedule 14A

Filed April 18, 2014

File No. 000-54988

Dear Ms. McHale:

We are in receipt of your letter dated June 2, 2014, setting forth certain comments to the revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), Form 10-K for the year ended June 30, 2013 (the “10-K”), and the Form 10-Q for the period ended March 31, 2014 (the “10-Q”) for PSM Holdings, Inc. (the “Company”). In response to your comments, the Company is filing herewith an amendment to its Proxy Statement (the “Amended Proxy Statement”) and can provide you with the following acknowledgement following comment 20:

We hereby acknowledge the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions on the responses to your comments and the intent of the Company to file the Proxy Statement.

Sincerely,

/s/ Kevin Gadawski